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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                                 Cephalon, Inc.
                                (Name of Issuer)


                         Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                   156708109
                                 (CUSIP Number)


                                January 26, 2006
            (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 156708109

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw Valence Portfolios, L.L.C.
         13-4046559

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)        [ ]
         (B)        [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.      SOLE VOTING POWER
SHARES                            -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                          6.      SHARED VOTING POWER
                                  3,721,372 (1)

                          7.      SOLE DISPOSITIVE POWER
                                  -0-

                          8.      SHARED DISPOSITIVE POWER
                                  3,721,372 (1)

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,721,372 (1)

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.2% (2)

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

1 Includes listed call options exercisable into 1,936,200 shares and subordinated notes convertible into 1,644,372 shares.

2 Based on 58,088,789 shares of outstanding common stock and including the 1,644,372 shares from the potential conversion of subordinated notes for a total of 59,733,161 shares outstanding.

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CUSIP NO. 156708109

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.P.
         13-3695715

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)        [ ]
         (B)        [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.      SOLE VOTING POWER
SHARES                            -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                          6.      SHARED VOTING POWER
                                  3,721,372 (1)

                          7.      SOLE DISPOSITIVE POWER
                                  -0-

                          8.      SHARED DISPOSITIVE POWER
                                  3,721,372 (1)

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,721,372 (1)

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.2% (2)

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA, PN

1 Includes listed call options exercisable into 1,936,200 shares and subordinated notes convertible into 1,644,372 shares.

2 Based on 58,088,789 shares of outstanding common stock and including the 1,644,372 shares from the potential conversion of subordinated notes for a total of 59,733,161 shares outstanding.

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CUSIP NO. 156708109

      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Shaw

      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (A)           [ ]
           (B)           [ ]

      3.   SEC USE ONLY

      4.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

NUMBER OF           5.            SOLE VOTING POWER
SHARES                            -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                    6.            SHARED VOTING POWER
                                  3,721,372 (1)

                    7.            SOLE DISPOSITIVE POWER
                                  -0-

                    8.            SHARED DISPOSITIVE POWER
                                  3,721,372 (1)

      9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,372 (1)

      10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)   [   ]

      11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           6.2% (2)

      12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN

1 Includes listed call options exercisable into 1,936,200 shares and subordinated notes convertible into 1,644,372 shares.

2 Based on 58,088,789 shares of outstanding common stock and including the 1,644,372 shares from the potential conversion subordinated notes for a total of 59,733,161 shares outstanding.

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ITEM 1.
     (A)          NAME OF ISSUER:
                  Cephalon, Inc.

     (B)          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  41 Moores Road
                  Frazer, PA  19355


ITEM 2.
     (A)          NAME OF PERSON FILING:
                  D. E. Shaw Valence Portfolios, L.L.C.
                  D. E. Shaw & Co., L.P.
                  David E. Shaw

     (B)          ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  The business address for each reporting person is:
                  120 W. 45th Street, Tower 45, 39th Floor
                  New York, NY 10036

     (C)          CITIZENSHIP:
                  D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
                  D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
                  David E. Shaw is a citizen of the United States of America.

     (D)          TITLE OF CLASS OF SECURITIES:
                  Common Stock, $0.01 par value

     (E)          CUSIP NUMBER:
                  156708109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4. OWNERSHIP

As of March 3, 2006*:

(a) Amount beneficially owned:
D. E. Shaw Valence Portfolios, L.L.C.:   3,721,372 shares
                                         This is composed of (i) 140,800
                                         shares in the name of
                                         D. E. Shaw Valence Portfolios,
                                         L.L.C., (ii) 1,936,200 shares
                                         that D. E. Shaw Valence, L.L.C.
                                         has the right to acquire
                                         through the exercise of listed
                                         call options, and (iii)
                                         1,644,372 shares that
                                         D. E. Shaw Valence Portfolios, L.L.C.
                                         has the right to acquire
                                         through the conversion of
                                         $95,504,000 CEPH zero coupon
                                         convertible subordinated notes
                                         due June 15, 2033.

D. E. Shaw & Co., L.P.:                  3,721,372 shares
                                         This is composed of (i) 140,800
                                         shares in the name of
                                         D. E. Shaw Valence Portfolios,
                                         L.L.C., (ii) 1,936,200 shares
                                         that D. E. Shaw Valence, L.L.C.
                                         has the right to acquire
                                         through the exercise of listed
                                         call options, and (iii)
                                         1,644,372 shares that
                                         D. E.  Shaw Valence Portfolios, L.L.C.
                                         has the right to acquire
                                         through the conversion of
                                         $95,504,000 CEPH zero coupon
                                         convertible subordinated notes
                                         due June 15, 2033.

David E. Shaw:                           3,721,372 shares
                                         This is composed of (i) 140,800
                                         shares in the name of
                                         D. E.  Shaw Valence Portfolios,
                                         L.L.C., (ii) 1,936,200 shares
                                         that D. E. Shaw Valence, L.L.C.
                                         has the right to acquire
                                         through the exercise of listed
                                         call options, and (iii)
                                         1,644,372 shares that
                                         D. E. Shaw Valence Portfolios, L.L.C.
                                         has the right to acquire
                                         through the conversion of
                                         $95,504,000 CEPH zero coupon
                                         convertible subordinated notes
                                         due June 15, 2033.
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(b) Percent of class:
    D. E. Shaw Valence Portfolios, L.L.C.:   6.2%
    D. E. Shaw & Co., L.P.:                  6.2%
    David E. Shaw:                           6.2%

(c)   Number of shares to which the person has:
      (i) Sole power to vote or to direct the vote:
          D. E. Shaw Valence Portfolios, L.L.C.:       -0- shares
          D. E. Shaw & Co., L.P.:                      -0- shares
          David E. Shaw:                               -0- shares


      (ii) Shared power to vote or to direct the vote:
           D. E. Shaw Valence Portfolios, L.L.C.:      3,721,372 shares
           D. E. Shaw & Co., L.P.:                     3,721,372 shares
           David E. Shaw:                              3,721,372 shares


      (iii) Sole power to dispose or to direct
            the disposition of:
            D. E. Shaw Valence Portfolios, L.L.C.:     -0- shares
            D. E. Shaw & Co., L.P.:                    -0- shares
            David E. Shaw:                             -0- shares


      (iv) Shared power to dispose or to direct the
           disposition of:
           D. E. Shaw Valence Portfolios, L.L.C.:      3,721,372 shares
           D. E. Shaw & Co., L.P.:                     3,721,372 shares
           David E. Shaw:                              3,721,372 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member and investment adviser of D. E. Shaw Valence Portfolios, L.L.C. and the managing member of D. E. Shaw Valence, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 3,721,372 shares as described above constituting 6.2% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 3,721,372 shares.

* On January 26, 2006, D. E. Shaw & Co., L.P. and David E. Shaw may be deemed to have had the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 3,025,523 shares constituting 5.1% of the outstanding shares. Such shares were composed of (i) 5 shares in the name of D.
E. Shaw Valence Portfolios, L.L.C., (ii) 81,150 shares in the name of D. E. Shaw Valence, L.L.C., (iii) 1,211,500 shares that D. E. Shaw Valence, L.L.C. had the right to acquire through the exercise of listed call options, and (iv) 1,732,868 shares that D. E. Shaw Valence Portfolios, L.L.C. had the right to acquire through the conversion of $100,504,000 CEPH zero coupon convertible subordinated notes due June 15, 2033.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
Not Applicable

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ITEM 10. CERTIFICATION
By signing below, each of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Eric Wepsic, is attached hereto.

Dated: March 6, 2006


                               D. E. Shaw Valence Portfolios, L.L.C.
                               By: D.E. Shaw & Co., L.P., as managing member

                                     By: /s/ Eric Wepsic
                                         ---------------
                                         Eric Wepsic
                                         Managing Director



                               D. E. Shaw & Co., L.P.

                               By: /s/ Eric Wepsic
                                   ---------------
                                   Eric Wepsic
                                   Managing Director

                               David E. Shaw

                               By: /s/ Eric Wepsic
                                   ---------------
                                   Eric Wepsic
                                   Attorney-in-Fact for David E. Shaw

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                                   EXHIBIT 1

                               POWER OF ATTORNEY
                              FOR CERTAIN FILINGS
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:


         Anne Dinning,

         Julius Gaudio,

         Lou Salkind,

         Stuart Steckler, and

         Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P. and general partner or managing member of other entities, any which in turn may be acting for itself or other entities) all documents, certificates, instruments, statement, other filings, and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co., Inc.
/s/David E. Shaw
New York, New York

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                                    EXHIBIT 2

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.01 par value, of Cephalon, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 6th day of March, 2006.



                               D. E. Shaw Valence Portfolios, L.L.C.
                               By: D. E. Shaw & Co., L.P., as managing member

                                     By: /s/ Eric Wepsic
                                         ---------------
                                         Eric Wepsic
                                         Managing Director



                               D. E. Shaw & Co., L.P.

                               By: /s/ Eric Wepsic
                                   ---------------
                                   Eric Wepsic
                                   Managing Director



                               David E. Shaw

                               By: /s/ Eric Wepsic
                                   ---------------
                                   Eric Wepsic
                                   Attorney-in-Fact for David E. Shaw